Filed by: Harris Corporation Commission File No. 1-3863 Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: L3 Technologies, Inc. Commission File No. 1-37975 TRANSCRIPT OF HARRIS CHQ QUARTERLY ALL HANDS MEETING October 18, 2018 GREG TAYLOR SEGMENT Transcribed by: King Reporting & Video Conference Center 14 Suntree Place, Suite 101 Melbourne, Florida, 32940 (321) 242-8080 Greg Taylor, Vice President Corporate Strategy and Business Development 1

MR. TAYLOR: So I'm sure many of you know L3. You may know the parts, but maybe not the entire business itself, so I would like to give you a little bit of an overview of L3 and why I'm excited about this transaction. Overall, it is about a $10 billion company, $9.6 billion last year. It will be over $10 billion this year. They have three business units and they're about equal size in round numbers. The first one is their ISR business. It is in Plano, Texas is where it is headquartered. And if I look at this business, their primary portion of the business is something that they look at it as aircraft system integration. It's about 25 percent of the overall revenues of L3. $2.6 billion this year in revenue. And what they do is they take an aircraft, usually the Air Force will come to them and say we have a special mission. They will take an aircraft, they will take a spec, they will design it, they will procure all of the equipment that goes into it and they will integrate it and they will maintain it for special missions. These are ISR type missions, SIG/INT type missions. We 2 actually supply them. We give them some of the equipment that they put on these aircraft. And they have had this business for a very, very long time with the US Air Force. For them -- I don't want to call it an annuity, but it is a great opportunity that they have had and they continue to maintain. As I look at what I call the EO/IR Sensors business tier, this is one of the crown jewels within their portfolio. There's a company called Westcam that they had acquired a while ago. And if you think of the ball turrets that you see on aircraft, helicopters, tanks, ships, these are the ball turrets. They have the optical systems in them. They have the targeting systems. It's probably a Westcam system. They have a leading position in this area. Very, very strong. Very excited about this. We move on to the Communications and Network Systems business headquartered in Leesburg, Virginia. This is a business that it may sound similar to what we do in tactical communications, but is actually somewhat different. They are very, very good at broadband communications primarily in the aerial tier. They connect 3 aircraft to the ground. They connect aircraft to space. Very synergistic with what we do. Again, a leading position. They also, as you go over to the Maritime Systems, have a very strong position in this area too. Again, it is an integration type business. So what they do is you have the power plant in a ship. It produces the electricity. Everything after that they end up integrating and control it. They put the equipment in. They do the power conditioning. They have quite a bit of content on different aircraft. And some of the major sub programs that we have, they have over $100 million of content per submarine, as an example, across this business. I move on to the Electronic Systems business in Arlington, Texas. They have several businesses here. One is they are the leader in defense pilot training, the number one position in the market. The number two, when it comes to commercial pilot training. They also make their own full flight simulators. They are the ones that are three-dimensional. They move around and they train the pilots. I move on to Security and Detection Systems. 4

Whenever you walk through an airport, you're going to see the big L3 logo as you walk through the security station. They and Smith's are basically the two players in that market; and they are kind of leading the way in technology. And then the Commercial Avionics. They have some very strong niche positions in that market. We have our ADF business where we track the aircraft. They make the transponders that go on the aircraft. As we move on to the next slide, and the businesses are really complementary. There's not a lot of overlaps that we have. This allows us to really have strength in multiple domains. You know, Multi-domain Warfare is one of the buzzwords that is currently out in the defense industry: Being able to fight the war, not just on the ground, but to link space, maritime, land, subsea, fiber, all those things together into a combined battlefield. And if you look at what they have, what we have, it's very complementary. I talked about their strength in the air with having the ISR, the SIG/INT capability, integrating the aircraft. You look at some of the things that we have, 5 we are able to bring some of our avionics into that. We're able to bring some of our weapons release systems into it. We are experts in electronic warfare. Again, very complementary. I look at Maritime, very strong position there. And they have been making quite a few investments in unmanned warfare. Again, it is an area that they can potentially pull us into. On land, our tactical communications, we are a leader in this area. We are able to maybe take some of their SIG/INT capabilities and integrate that with what we do to provide a stronger offering. And then Space and Cyber. We are both strong and with very niche type technologies in these areas that combined gave us a lot of strength. As you see on the far end, I have Commercial Aviation. It's not really part of this multi-domain battlefield, but these are two areas that are new to both of us as far as what they do in airports around security detection. What they do around training commercial pilots in a very high-growth industry and what we do with the FAA; these are very high growth areas that also have us excited. 6

As Bill mentioned, the combined R&D. You know, we have a little over $300 million and they have a little over $300 million and we end up with a company with over $600 million of IRAD. And we are still an industry leader when it comes to as a percent of revenue. But very importantly, that $600 million is very complementary. Again, there's not a lot of overlaps that we have. It's going to be one plus one equals two and a half as we put these things together. You know, as we look at the engineers in the companies. They have double the number of engineers that we have, so when we put those together, we have a bigger pool of engineering talent to draw upon, and cleared people to also draw upon. And we really are aligned with our national defense priorities. If you look at where we specialize, you know, space. It's becoming a battlefield. We're both investing in this area and together we're going to be a lot stronger. And lastly, I was thinking about really having a stronger platform to drive growth. We are able to leverage our complementary platforms and talk about multi-domain solutions and being 7 able to link, you know, space, air, land, and sea together into one solution. If you look at the things that we do in space, as an example, we have small sats in space. We are able to bring some of their SIG/INT capabilities to make that space capability stronger. You look at what they do in the airborne tier with integrating ISR and SIG/INT missions, we're able to bring some of our technology into those niches. We are able to better link the air tier to the ground tier with our joint communications capabilities. So we're going to be a much stronger player in this area, which leads to what I will call spectrum superiority. We both are communications companies and together we become, really, the leading communications company that is out there. We talk about expanding geographic reach. We're both in over a hundred countries that are out within the world. This allows us, one, to better coordinate with the US Government in some of the FMS type sales, being able to sell into those countries. 8

In addition to those countries where they are strong and we're strong, you look at Australia and the UK. And we can use that scale to help better sell into those countries. But in addition, there are countries like Korea, where they might be strong, that they can help us enter, or better enter those countries. And then I also mentioned pull-through opportunities. You know, when I look at what I call the big Safari program, that's where they integrate with the US Air Force, the aircraft. You know, there are opportunities to bring some of our technology and provide better solutions for our customers in those areas. So I'm really excited about this combination. 9

Important Additional Information and Where to Find It This communication does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. This communication is made in respect of the proposed merger transaction between L3 Technologies, Inc. (“L3”) and Harris Corporation (“Harris” and together with L3, the “parties”), as contemplated by the Agreement and Plan of Merger, dated as of October 12, 2018 (the “merger agreement”), among L3, Harris and a wholly owned merger subsidiary of Harris. In connection with the proposed merger, Harris will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of the parties that also constitutes a prospectus of Harris, as well as other relevant documents regarding the proposed transaction. The parties also will make the joint proxy statement/prospectus available to their respective stockholders. This communication is not a substitute for the registration statement, the joint proxy statement/prospectus or any other documents that either or both parties or any of their respective affiliates may file with the SEC or make available to their respective security holders. INVESTORS AND SECURITY HOLDERS OF EACH PARTY AND ITS AFFILIATES ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS (WHEN AVAILABLE), BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. A copy of the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about the parties, may be obtained free of charge on the SEC’s website at www.sec.gov, or from Harris by accessing its website at www.harris.com, or from L3 by accessing its website at www.l3t.com. Participants in Solicitation Harris, L3 and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the parties’ respective stockholders in respect of the proposed transaction under the rules of the SEC. Information regarding Harris’ directors and executive officers is contained in its Annual Report on Form 10-K for the fiscal year ended June 29, 2018 and its Proxy Statement on Schedule 14A, dated September 6, 2018, which are filed with the SEC. Information regarding L3’s directors and executive officers is contained in its Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated March 26, 2018, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction will be included in the joint proxy statement/prospectus regarding the proposed transaction and other relevant materials to be filed with the SEC when they become available. Copies of these documents may be obtained free of charge as described in the preceding paragraph. Forward-Looking Statements Statements in this communication that are not historical facts are forward-looking statements that reflect Harris’ and L3’s respective management’s current expectations, assumptions and estimates of future performance and economic conditions; words such as “may,” “will,” “should,” “likely,” “projects,” “guidance,” “expects,” “anticipates,” “intends,” “plans,”

“believes,” “estimates,” and similar expressions are used to identify forward-looking statements. Such statements are made in reliance on the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward- looking statements include but are not limited to: statements about the expected timing and completion of the proposed merger, the anticipated benefits of the proposed merger, including estimated synergies, the effects of the proposed merger, including on future financial and operating results and financial position, the integration of the parties’ operations, including accelerated investment in technology and technology capabilities, plans and expectations for the combined company, including regarding free cash flow, share repurchases, dividend level, credit ratings and leverage ratio; and other statements that are not historical facts. The parties caution investors that any forward-looking statements are subject to risks and uncertainties, many of which are difficult to predict and generally beyond either party’s control, that may cause actual results and future trends to differ materially from those matters expressed in or implied by such forward-looking statements. Among the risks and uncertainties that could cause actual results to differ from those described in forward-looking statements are the following: the occurrence of any event, change or other circumstances that could give rise to the right of either or both parties to terminate the merger agreement; the outcome of any legal proceedings that may be instituted against either party or their respective directors; the risk that the approval of the stockholders of either party may not be obtained on the expected schedule or at all; the risk that regulatory approvals may not be obtained or other closing conditions may not be satisfied in a timely manner or at all, as well as the risk that regulatory approvals are obtained subject to conditions that are not anticipated; the risk of other delays in closing the merger; risks related to business disruptions from the proposed merger that may harm the business or current plans and operations of either or both parties, including disruption of management time from ongoing business operations; risks related to difficulties, inabilities or delays in integrating the parties’ businesses or to realize fully anticipated cost savings and other benefits; the risk that any announcement relating to the proposed merger could have adverse effects on the market price of the common stock of either or both parties and the uncertainty as to the long-term value of the common stock of the combined company following the merger; the risk that the proposed merger and its announcement could have an adverse effect on the ability of either or both parties to retain and hire key personnel or maintain relationships with suppliers and customers, including the U.S. Government and other governments, and on their operating results and businesses generally; certain restrictions during the pendency of the merger that may impact the ability of either or both parties to pursue certain business opportunities or strategic transactions; the business, economic and political conditions in the markets in which either or both parties operate; and events beyond the control of either or both parties, such as acts of terrorism. The foregoing list of risks and uncertainties that could cause actual results to differ from those described in forward- looking statements is not exhaustive. Further information relating to factors that may impact the parties’ results and forward-looking statements are disclosed in their respective filings with the Securities and Exchange Commission. The forward-looking statements in this communication are made as of the date of this communication, and the parties disclaim any intention or obligation, other than imposed by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. As for forward-looking statements that relate to future financial results and other projections, actual results will be different due to the inherent uncertainties of estimates, forecasts and projections and may be better or worse than projected and such differences could be material. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results. Given these uncertainties, persons receiving this communication are cautioned not to place undue reliance on forward-looking statements.